E.D.

SECU

19005700

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FEB 25 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GRP Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 Redwood Highway, Suite B60
(No. and Street)

San Rafael	**California**	**94903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cosmo C. Gould **(415) 526-2753**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Cosmo C. Gould**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GRP Securities, LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MATT J. MIRABELLA
Notary Public - California
Marin County
Commission # 2206037
My Comm. Expires Aug 16, 2021

Notary Public

Signature

President / CCO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

X [signature] ______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of MARIN

MATT J. MIRABELLA
Notary Public - California
Marin County
Commission # 2206037
My Comm. Expires Aug 16, 2021

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 19 day of FEBRUARY, 2019,
Date *Month* *Year*

by

(1) Cosmo Gould

(and (2) ______________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION **Document Date:** 02-19-2019

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________

GRP Securities, LLC

December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
GRP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRP Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2015.
Walnut Creek, California
February 12, 2019

GRP Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 328,266
Accounts receivable	1,480,129
Prepaid expenses	9,500
Total Assets	$ 1,817,895
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 750
Due to member	900
Total Liabilities	1,650
Members' Equity	
Class A, 60 units	(7,294)
Class B, 40 units	561,635
Class C, 55 units	1,261,904
Total Members' Equity	1,816,245
Total Liabilities and Members' Equity	$ 1,817,895

The accompanying notes are an intergral part of these financial statements.

GRP Securities, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue	
Referral fees	$ 12,701,735
Total Revenue	$ 12,701,735
Operating Expenses	
Professional fees	$ 36,000
Regulatory fees	17,492
Rent expense	4,950
Other operating expenses	17,395
Total Expenses	$ 75,837
Net Income	$ 12,625,898

The accompanying notes are an intergral part of these financial statements.

GRP Securities, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2018

	Class A	Class B	Class C	Total
Members' Equity at December 31, 2017	$ 24,676	$ 464,667	$ 1,034,232	$ 1,523,575
Contributions	-	-	5,000	5,000
Distributions	(275,187)	(3,110,694)	(8,952,347)	(12,338,228)
Net income	243,217	3,207,662	9,175,019	12,625,898
Members' Equity at December 31, 2018	$ (7,294)	$ 561,635	$ 1,261,904	$ 1,816,245

The accompanying notes are an intergral part of these financial statements.

GRP Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows From Operating Activities	
Net income	$ 12,625,898
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(279,171)
Prepaid expenses	(1,500)
Increase (decrease) in:	
Accounts payable	(11,040)
Due to member	900
Net Cash Provided By Operating Activities	12,335,087
Cash Flows From Financing Activities	
Contributions	5,000
Distributions	(12,338,228)
Net Cash Used In Financing Activities	(12,333,228)
Net Increase In Cash	1,859
Cash at beginning of year	326,407
Cash At End Of Year	$ 328,266

The accompanying notes are an intergral part of these financial statements.

GRP Securities, LLC

Notes to the Financial Statements

December 31, 2018

1. Organization

GRP Securities, LLC (the "Company") was organized as a California limited liability company on August 28, 2007. The Company operates as an accommodating broker dealer receiving referral fees from a broker dealer and an investment advisory firm. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2018.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Referral Revenue
The Company earns referral fees from a broker dealer and investment advisory firm. These referral fees are recorded at a point in time when earned on a trade date basis. See Note 5, Revenues from Contracts with Customers, for further information.

3. Member Interests

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class B Member and Class C Member units, but shall have no right to create a class of units superior to the Class A Member units without written consent of the Class A Member, the managing member.

Class A, Class B, and Class C Members receive distributions in proportion to their revenue contribution.

4. Recently Issued Accounting Pronouncements

ASU 2016-02 ***Leases***
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-13 ***Financial Instruments - Credit Losses***
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

5. Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to state income tax examination by authorities for years before 2014.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2018.

6. Risk Concentration

At various times during the year, the Company's cash balance may have exceeded the government insurance limits. As of December 31, 2018, the Company's cash balance exceeded these insurance limits by $78,266.

Accounts receivable are from two payors, a broker dealer and an investment advisory firm.

7. Revenue from contracts with customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), that defines how companies report revenues from contracts with customers and requires enhanced disclosures. We adopted ASU 2014-09 as of January 1, 2018 and elected to use a full retrospective approach applied to contracts that were not completed as of January 1, 2018. Therefore, any cumulative effect of applying the new standard would be presented at the earliest period reflected on the financial statements.

The core principle of guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue standard primarily impacts the Company's revenue recognition and presentation accounting policies as follows:

Referral Fees
The Company earns referral fees by providing administrative services to its members. Referral fees are calculated as a percentage of member commissions. Historically, referral fees were recognized as of the trade date of the underlying services. Under the new revenue standard, since the performance obligation is deemed to be fulfilled as of the trade date, the Company continues to recognize referral fees at such time.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Typically, the Company receives payment from the customer in the month following the trade date. Therefore, a receivable is recognized since the performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers totaled $1,200,959 and $1,480,129 as of January 1, 2018 and December 31, 2018 respectively.

The implementation of ASU 2014-09 did not result in a cumulative-effect adjustment at the date of adoption and had no material impact on the Company's financial statements for the year ended December 31, 2018.

8. Related Party Transactions

The Company's Class A member pays referral fees to the Company. During 2018, the Company earned $9,734,690 of referral fees. As of December 31, 2018, a receivable from the Class A member of $1,439,276 is included in accounts receivable in the accompanying statement of financial condition.

On January 24, 2018, the Company entered into a sublease agreement with its Class A member ("Member"). The Company sublets office space in San Rafael, California from Member for $450 per month for the term of the Member's main lease or upon termination of sublease. For the year ended December 31, 2018, rent expense was $4,950. As of December 31, 2018, the amount due to Member for rent was $900 as reflected on the Statement of Financial Condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $326,616, which exceeded the requirement by $321,616.

10. Subsequent Events

The Company has evaluated subsequent events through February 12, 2019, the date which the financial statements were issued.

Supporting Schedules

Pursuant to Rule 17a-5 of the Securities Exchange Act

GRP Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Total members' equity	$	1,816,245
Less: Non-allowable assets		
Accounts receivable		1,480,129
Prepaid expenses		9,500
Total non-allowable assets		1,489,629
Net Capital		326,616
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,650 or $5,000, whichever is greater		5,000
Excess Net Capital	$	321,616

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of Form X-17-A-5 as of December 31, 2018	$	326,616
Increase in stockholder's equity		699,773
Increase in non-allowable assets		(699,773)
Net Capital Per Above Computation	$	326,616

GRP Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
GRP Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) GRP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California
February 12, 2019

GRP Securities, LLC

SEA RULE 15c3-3 EXEMPTION REPORT

February 8, 2019

I, Cosmo C. Gould, Chief Compliance Officer of GRP Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Cosmo C. Gould
Chief Compliance Officer